Exhibit 99.18

Schedule of Stock Option Agreements identical to Exhibit 99.14 including schedule of material differences

Stock Option Agreement between Registrant and Jeremy Rayne Steinberg dated as of March 17, 2004. This agreement is identical in form to Exhibit 99.14 except (i) that the optionholder under this agreement is Jeremy Rayne Steinberg and the number of shares subject to the option is 500,000 and (ii) the right to purchase 50,000 of the Option Shares shall be exercisable on or after March 17, 2005, (ii) the right to purchase an additional 50,000 of the Option Shares shall be exercisable on or after March 17, 2006, (iii) the right to purchase an additional 50,000 of the Option Shares shall be exercisable on or after March 17, 2007, (iv) the right to purchase an additional 50,000 of the Option Shares shall be exercisable on or after March 17, 2008, and (v) the right to purchase an additional 50,000 of the Option Shares shall be exercisable on or after March 17, 2009. In addition, the right to purchase an additional 250,0000 of the Option Shares shall be conditioned upon and subject to the Company achieving net income of at least $1.00 (determined in accordance with generally accepted accounting principles, consistently applied) in two consecutive fiscal quarters. If the Company in the future shall become required to file periodic reports with the Securities and Exchange Commission, then the date of the filing by the Company of a periodic report (e.g., a Quarterly Report on Form 10-Q or 10-QSB) that discloses this achievement shall be the date that these additional 250,000 shares shall become exercisable. After a portion of the Option becomes exercisable, such portion shall remain exercisable, except as otherwise provided herein, until the close of business on March 16, 2014 (“Exercise Period”).